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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2007

                              CONVERIUM HOLDING AG
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F _X_      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___      No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

News release
Converium Holding Ltd, Zug
Zug, Switzerland - February 26, 2007 - Converium reiterates rejection of unsolicited offer by SCOR

The Board of Directors of Converium has noted the announcement of an offer by SCOR, at CHF 21.10 per share for the whole of the share capital of Converium, based on closing share prices at February 16, 2007, that was published on February 26, 2007.

The Board of Directors does not consider this formal pre-announcement to be materially different to the previous unsolicited proposal of SCOR about which Converium commented on February 19, 2007. The Board of Directors of Converium continues to be unanimous in its rejection of this offer. The unsolicited proposal fundamentally fails to recognise the value of Converium's franchise and growth prospects, and is, therefore, not in the interest of Converium, its shareholders, and its customers. The Board of Directors of Converium will comment further once SCOR's offer prospectus is published. Converium will release its financial results for the financial year 2006 on Wednesday, February 28, 2007, when it will present its medium-term strategic plan and - based on Converium's 2006 financial performance and capital position - the steps towards achieving the Company's sustainable return on equity target of 14% by 2009.

Enquiries

Beat W. Werder                                   Marco Circelli
Head of Public Relations                         Head of Investor Relations
beat.werder@converium.com                        marco.circelli@converium.com
-------------------------                        ----------------------------
Phone:  +41 (0) 44 639 90 22                     Phone:  +41 (0) 44 639 91 31
Fax:    +41 (0) 44 639 70 22                     Fax:    +41 (0) 44 639 71 31


Dr. Kai-Uwe Schanz                               Inken Ehrich
Chief Communication & Corporate                  Investor Relations Specialist
  Development Officer
kai-uwe.schanz@converium.com                     inken.ehrich@converium.com
----------------------------                     --------------------------
Phone:  +41 (0) 44 639 90 35                     Phone:  +41 (0) 44 639 90 94
Fax:    +41 (0) 44 639 70 35                     Fax:    +41 (0) 44 639 70 94

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CONVERIUM HOLDING AG




                                   By: /s/ Inga Beale
                                       --------------
                                       Name:   Inga Beale
                                       Title:  CEO




                                   By: /s/ Christian Felderer
                                       ----------------------
                                       Name:   Christian Felderer
                                       Title:  General Legal Counsel



Date: March 2, 2007